Exhibit (a)(1)(J)

FOR IMMEDIATE RELEASE

    For more information, contact Bulldog Investors General Partnership at (201) 556-0092

    BULLDOG INVESTORS GENERAL PARTNERSHIP HAS TERMINATED ITS TENDER OFFER FOR MGF COMMON SHARES AND ITS PROXY SOLICITATION

   October 4, 2007—Bulldog Investors General Partnership (“BIGP”) has agreed with MFS Government Markets Income Trust (“MGF”) to terminate BIGP’s previously announced tender offer to purchase up to 5,000,000 of the outstanding shares (the “Shares”) of common stock, no par value, of MGF for cash at a price equal to 96.25% of the net asset value per Share determined as of the close of the regular trading session of the New York Stock Exchange on the expiration date of the tender offer.  The absence of an agreement with MGF to terminate the tender offer was a condition to the tender offer.  BIGP has also agreed to terminate BIGP’s related proxy solicitation and withdraw its nominees for election at the 2007 Annual Meeting of Shareholders of MGF, to withdraw its shareholder proposal to open-end MGF and to support MGF's proposal to incur leverage.  The tender offer and proxy solicitation were each commenced on September 11, 2007.

    Phillip Goldstein, a principal of BIGP commented: “We are pleased to reach a settlement that we believe is in the best interest of MGF’s shareholders.”

    BIGP is not accepting for payment any Shares that have been tendered, and such Shares will be returned promptly, without expense, to the holders who have tendered such Shares (or, in the case of Shares tendered by book-entry transfer through the DTC, such Shares will be credited to the proper account maintained with the DTC). The tender offer consideration will not be paid or become payable to any holders of Shares pursuant to the tender offer.  Under no circumstances should Shares be tendered to BIGP or DTC and, if tendered, such Shares will not be accepted and will be promptly returned to the tendering shareholder.

    Any questions concerning the termination of the tender offer and proxy solicitation may be directed to BIGP at the telephone number or Email address listed below.

Bulldog Investors General Partnership
Park 80 West, Plaza Two, Suite 750
Saddle Brook, NJ 07663
Telephone:  (201) 556-0092
Email:  info@bulldoginvestors.com

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BIGP INFORMATION

    BIGP is a New York general partnership formed in 2006, whose principal business is investing in publicly traded securities.  The general partners of BIGP are Opportunity Partners L.P., an Ohio limited partnership, Opportunity Income Plus Fund L.P., a Delaware limited partnership, Full Value Partners L.P., a Delaware limited partnership, Kimball & Winthrop, Inc., an Ohio corporation, Steady Gain Partners L.P., a Delaware limited partnership, Mercury Partners L.P., a California limited partnership, and Calapasas Investment Partners L.P., a California limited partnership.  Each of the foregoing general partners of BIGP is a private investment partnership except for Kimball & Winthrop, Inc., which is an investment advisory firm.